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August 4, 2022
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Rakip and Kristina Marrone

Re:	InterContinental Hotels Group PLC Form 20-F for Fiscal Year Ended December 31, 2021 Filed March 3, 2022 File No. 001-10409

Dear Mr Rakip,

Thank you for your letter dated August 2, 2022 setting forth your response to our letter of July 21.

Group Cash Flow Summary, page 58

1. We note your response to comments 1 and 3. Please reconfigure the reconciliation in Appendix 2 to begin with the most directly comparable measure calculated in accordance with IFRS, which you indicate is Cash flow from operations, to avoid placing undue prominence on the non-IFRS measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:

As discussed with you today, in order to give greater prominence to the GAAP measure (cash flow from operations), we propose to first present the reconciliation of net cash from operations to Adjusted EBITDA before presenting the summary cash flow information, which comprises a bridge from Adjusted EBITDA to Net Debt.

The proposed revisions are included at Appendix 1.

I trust this addresses your comments and look forward to hearing back from you.

Yours sincerely,

/s/ Paul Edgecliffe-Johnson

Paul Edgecliffe-Johnson

Chief Financial Officer & Group Head of Strategy

CC:	Giles Hannam, Pricewaterhouse Coopers LLP

Sarah Kokot, Ernst & Young LLP

Appendix 1 – proposed revisions to cash flow summary (p58)

Reconciliation of Adjusted EBITDA
	12 months	12 months
	2021	2020
	$m	$m
Cash flow from operations	848	308
Cash flows relating to exceptional items	12	87
Other non-cash adjustments to operating profit/loss	(71)	(100)
System Fund result	11	102
System Fund depreciation and amortisation	(94)	(62)
Other non-cash adjustments to System Fund result	(6)	(97)
Working capital and other adjustments	(110)	27
Capital expenditure: contract acquisition costs (key money)	42	64
Adjusted EBITDA	632	329

Group cash flow summary
	12 months	12 months
	2021	2020
	$m	$m
Adjusted EBITDA	632	329
Working capital and other adjustments	110	(27)
Other non-cash adjustments to operating profit/loss	71	100
System Fund result	(11)	(102)
Non-cash adjustments to System Fund result	100	159
Capital expenditure: contract acquisition costs (key money)	(42)	(64)
Capital expenditure: maintenance	(33)	(43)
Cash flows relating to exceptional items	(12)	(87)
Net interest paid	(126)	(130)
Tax paid	(86)	(41)
Principal element of lease payments	(32)	(65)
Purchase of shares	-	-
Adjusted free cash flow[1]	571	29

Capital expenditure: Gross recyclable investments	(5)	(6)
Capital expenditure: Gross System Fund investments	(19)	(35)
Deferred consideration paid	(13)	-
Disposals and repayments, including other financial assets	58	18
Distributions from associates and joint ventures	-	5
Dividends and shareholder returns	-	3
Other items / proceeds from currency swaps	-	-
Net cash flow before other net debt movements	592	14

Add back principal element of lease repayments within free cash flow	32	65
Exchange and other non-cash adjustments	24	57
Decrease in net debt	648	136

Net debt at beginning of the year	(2,529)	(2,665)
Net debt at end of the year[1]	(1,881)	(2,529)

1 Definitions for Non-GAAP measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.